

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2023

Ryan Wilson
Director
1427702 B.C. Ltd.
2900-550 Burrard Street
Vancouver, British Columbia, Canada V6C 0A3

      Re: **1427702 B.C. Ltd.**
                Amendment No. 4 to Registration Statement on Form F-4
                Exhibit Nos. 10.13, 10.14, 10.15 and 10.16
                Filed November 13, 2023
                File No. 333-273972

Dear Ryan Wilson:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                        Sincerely,

                        Division of Corporation Finance